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                               1999 ANNUAL REPORT

                          U.S. LABORATORIES INC ......

                                             REVENUES

$21,000,000
$18,000,000                                 $16,397,060
$15,000,000                  $11,879,948    -----------
$12,000,000    $7,766,414    -----------
 $9,000,000    ----------
 $6,000,000
 $3,000,000
         $0
--------------------------------------------------------
                   1997          1998          1999



INCOME AFTER TAX

$1,000,000                                   $650,201
  $800,000                    $570,021      ----------
  $600,000       $364,156    ----------
  $400,000      ----------
  $200,000
        $0
--------------------------------------------------------
                   1997         1998           1999


                            STRONG YEAR END RESULTS

Year Ended  December 31                        1998               1999
-----------------------------------------------------------------------------
Revenue                                       $11,879,948        $16,397,060
-----------------------------------------------------------------------------
Pre Tax Income                                 $1,014,878         $1,149,201
-----------------------------------------------------------------------------
Net Income                                       $570,021           $650,201
-----------------------------------------------------------------------------
Earnings per share (diluted)                        $0.26              $0.21
-----------------------------------------------------------------------------
Weighted-average shares outstanding             2,200,000          3,062,810
-----------------------------------------------------------------------------

                      ... A CONTINUING HISTORY OF SUCCESS

TO OUR STOCKHOLDERS, EMPLOYEES AND CUSTOMERS:

        1999 was an eventful year for U.S. Laboratories. The year began with the successful completion of our initial public offering, and ended with record revenues and earnings.

        Our success was not realized without major challenges, initially balancing the transition from a privately held company to a publicly traded entity, while managing record growth. This required the successful development and implementation of an administrative infrastructure to support our strategic growth while continuing profitable operations.

        Our Company's model is decentralized management. We rely on our people. We are a people business. U.S. Laboratories was founded on the independent creative entrepreneurial skills of our principals and key executives. We strongly encourage this principle throughout our Company. The success of U.S. Laboratories is directly attributed to our unwavering belief that our motivated employees will provide quality service with integrity, resulting in lasting value for our clients and, in turn, our shareholders. Because we are dependent on our people, it continues to be the Company's desire to provide ownership deep into our employee base. Our goal is to make all our employees shareholders. This was accomplished in 1999 through our Stock Option Plan, and we intend to continue to compensate our employees with equity so that their interests are aligned with our shareholders.

        During  the  year,   we   successfully   tested  the   strength  of  our
decentralized management model. We developed our infrastructure to support growth in 2000, with expansion regionally, nationally and internationally.

        Acquisitions are an integral part of our strategic plan. Decentralized management allows the Company to continue to aggressively pursue acquisition opportunities while maintaining a flat reporting structure.

        A snapshot of U.S. Laboratories' accomplishments for 1999:

      o    Experienced record revenue and net income.
      o    Established a record backlog for 2000.
      o Continued a balanced client base between public and private sector clients.
      o    Diversified services to every major industry sector.
      o Expanded investor relations resulting in improved stock market exposure.
      o Developed an infrastructure to capitalize on acquisition opportunities.

        We have assembled a successful group of well managed, profitable companies with diverse yet complimentary services that comprise the U.S. Laboratories family of companies. We are a people business, our product is our people, our most prized asset is our people. We credit our record performance in 1999 to our engaged and energized people.

        Speaking for all of our employees, I feel privileged to submit this report to our shareholders. We look forward to another successful year in 2000 for our company and our shareholders.


Sincerely,


/s/ Dickerson Wright

Dickerson Wright
Chairman of the Board, President and Chief Executive Officer

                                    Business

        U.S. Laboratories Inc. is a Delaware corporation formed in May 1993, which offers quality construction control services from conception to completion of a building project in order to verify that the project conforms to construction specifications. We analyze the soil that will be built upon to determine whether it can hold the proposed structure. We also analyze the structural strength of the concrete, masonry, and steel materials to be used during construction. We use universally recognized test procedures and laboratory equipment to perform the analyses, and all construction in the field is verified by our licensed inspectors. Our projects involve every type of construction: high-rises, low-rises, shopping centers, residential, schools, hospitals, bridges, tunnels, highways, stadiums, airports, military facilities, and many other types of public and private improvements. We work for government agencies, real estate developers, general contractors, school districts, and other types of landowners.

        In February, 1999, the Company completed its initial public offering. We have used the proceeds to pay for the offering, retire debt, create some working capital and have set aside the balance to expand through the acquisition of similar inspection and testing operations. We acquire businesses that have a history of positive performance and have experienced key management personnel operating the business. This allows us to obtain a foothold in the marketplace and add competent professionals to our staff. After an acquisition, we immediately provide executive administrative support in the area of sales, human resources, and accounting functions. In some cases, the acquisition is integrated into another of our operating units. Historically, our acquisitions have contributed increased sales volume, and in many cases without increasing our fixed costs. This has resulted in substantial increases in our incremental profit margin.

        Our strategic goal is to be a leading provider of construction materials testing and engineering services, geotechnical engineering and consulting services, and infrastructure engineering services through the consolidation of independent companies and internal growth. We achieve our business objectives through strategic acquisitions, emphasis on premium national accounts, expansion of infrastructure engineering services, a balance of public sector and private industry clients, expansion of international services, and expansion of domestic geographic markets.

        Since 1993, we have implemented this strategy, the key elements of which are designed to establish a national infrastructure of branch office locations and diversify our service offerings. We currently operate facilities serving San Diego, Riverside, San Bernardino, Orange, and Los Angeles counties in Southern California; Las Vegas, Nevada and the surrounding area; the New York City metropolitan area and northern New Jersey; Atlantic City and central New Jersey; Philadelphia and southwest New Jersey; and Miami, Fort Lauderdale, Palm Beach, Jupiter, Ft. Myers/Naples and Orlando, Florida. Prior to 1999, we had completed a total of five acquisitions, and during 1999 we successfully completed an additional three acquisitions.

o In May 1999, we entered into an asset purchase agreement to acquire substantially all the assets of Buena Engineers, Inc. ("Buena"), which is headquartered in Las Vegas, Nevada, one of the most explosive growth markets in the nation. Buena is a stand-alone operation, and came with an experienced management team, a solid reputation, and a well established client base. The engineering services provided by Buena duplicate those we provide the gaming industry in Atlantic City through our New Jersey subsidiary, and our presence in two of the major entertainment centers in the U.S. will create a positive synergy for our customers located in both markets. We paid approximately $320,000 for the operation.

o In October 1999, we acquired Advanced Geo-Materials Services, Inc. ("AGS"), a long standing engineering services firm in the Ft. Myers/Naples, Florida region. With offices already in Orlando, Jupiter, Palm Beach, and Plantation, the addition of an operation on the west coast of Florida now enables PEICO, the U. S. Labs subsidiary in Florida, to offer services statewide. AGS has been successfully merged into the PEICO operation. AGS was acquired for approximately $250,000.

o On November 30, 1999, the Company entered into a stock purchase agreement with a related party to purchase all of the issued and outstanding shares of capital stock of The Building Department, Inc. ("BDI") for a purchase price of $30,000 in cash, which has been paid. An additional amount up to $50,000 will be paid at a later date to be determined after December 31, 1999.

During the first quarter of 2000, we have completed four acquisitions.

o In January 2000, our company entered into a stock purchase agreement to purchase all the outstanding shares of BTC Laboratories, Inc. ("BTC") for a total purchase price of $1,200,000 payable for $500,000 in cash, which has been paid. The buyer will pay to stockholders cash equal to the collections of accounts receivable and work-in-process during the six months immediately following the closing date up to a maximum amount of $700,000. BTC was established over 50 years ago in Ventura, California to service the rapidly growing Northern Los Angeles area.

o In January 2000, Buena entered into an asset purchase agreement with Stewart Environmental, Inc. ("Stewart") to purchase substantially all of the assets for a purchase price of $60,000. Stewart has been merged with Buena.

o In January 2000, San Diego Testing Engineers, Inc. ("TESD"), a wholly-owned subsidiary of U.S. Laboratories, entered into a asset purchase agreement to purchase substantially all the assets of SAGE Engineering, Inc. ("SAGE") for a total purchase price of $50,000 in cash and 15,000 shares of common stock. SAGE has been merged into TESD.

o In February 2000, our company entered into an asset purchase agreement with Intertek Technical Services, which will operate under the name Unitek Technical Services, Inc., for a total purchase price of $1,650,000 in cash, which has been paid. Unitek is headquartered in Fairfax County, Virginia, and provides source inspection services on a national and international basis. Unitek will spearhead U.S. Laboratories' entry into the e-commerce world.



Current Listing of  Subsidiaries and Geographic Markets.


o   BTC
    BTC Laboratories, Inc.
    Ventura, California

o   BUENA
    Buena Engineers, Inc.
    Las Vegas, Nevada

o   PEICO
    Professional Engineering and Inspection Company
    Fort Meyers, Florida
    Jupiter, Florida
    Orlando, Florida
    Plantation, Florida

o   USEL
    U.S. Engineering Laboratories, Inc.
    Rahway, New Jersey
    Atlantic City, New Jersey
    West Berlin, New Jersey

o   TESD
    Testing Engineers-San Diego, Inc.
    San Diego, California

o   TELA
    Testing Engineers-Los Angeles, Inc.
    Irvine, California

o   UNITEK
    Unitek Technical Services, Inc.
    Centreville, Virginia (Washington D.C. metro area)

            Market for Common Equity and Related Stockholder Matters

        Our company's common stock has been quoted on the Nasdaq SmallCap market under the symbol "USLB" since the completion of its initial public offering in February 1999. Average high and low bid prices, as reported on Nasdaq, for each quarter within the last fiscal year were as follows:


                         1999                   High         Low
                    ----------------------  ------------ ----------

                    From February 23, 1999     $5.438     $3.750

                    2nd Quarter                $4.000     $3.000

                    3rd Quarter                $3.688     $2.500

                    4th Quarter                $3.453     $2.500
                    ---------------------   ------------ ----------

        These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. These quotations do not include intra-day highs and lows. On December 31, 1999, there were approximately 35 owners of record and approximately 800 beneficial owners of our company's common stock.

        No cash dividends have been declared to date on our company's common stock. We expect that all earnings, if any, will be retained to finance the growth of our company and that no cash dividends will be paid for the foreseeable future.

        Additionally, our company has publicly traded warrants to purchase our common stock that were originally issued in our initial public offering. We sold 1,000,000 units, each consisting of one share of common stock, and one redeemable warrant to purchase one share of common stock at an exercise price of $7.80. Each warrant entitles a holder to purchase at any time over a five-year period from February 23, 1999, one share of common stock at a price of $7.80, subject to adjustment in accordance with certain anti-dilution provisions. The warrants are traded separately on Nasdaq SmallCap under the symbol USLBW.

        On October 15, 1999, we entered into an agreement to acquire AGS/PEICO. As part of the consideration for this acquisition, we issued 20,000 shares of common stock to two stockholders of AGS/PEICO in March 2000. We issued these securities under the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

        Our registration statement on Form SB-2 was made effective by the Securities and Exchange Commission on February 23, 1999. We sold 1,000,000 units, each consisting of one share of common stock, $.01 par value per share, and one redeemable warrant to purchase on share of common stock at an exercise price of $7.80. We sold the units on February 23, 1999. Our managing underwriters were Cardinal Capital Management, Inc. and Janda & Garrington LLC. After deducting the underwriting discounts, commissions, and all the offering's expenses, we received approximately $4,233,000 from the offering.

        As of December 31, 1999, we have used the net proceeds from our initial public offering as described in the table below.


         ------------------------------------ --------------------
         Use                                     Amount
         ------------------------------------ --------------------
         Acquisitions                           $  405,000
         ------------------------------------ --------------------
         Repayment of Debt                      $2,150,000
         ------------------------------------ --------------------
         Working Capital for Operations         $  630,000
         ------------------------------------ --------------------

        Management's Discussion and Analysis of Financial Statements and
                              Results of Operations

Financial Condition and Results of Operations

        Revenue. Revenue for the fiscal year ended December 31, 1999 was $16,397,060, an increase of 38% over fiscal year 1998. The increase is primarily attributable to an internal growth rate of approximately 31%, with the remaining 7% attributed to the expansion of operations through the acquisitions of engineering consulting services companies in the second and fourth quarters of 1999.

        Gross Profit. Gross profit for the fiscal year ended December 31, 1999 was $8,154,185, an increase of 56% over fiscal year 1998. This increase in gross profit was due primarily to the increase in revenues described above.

        Income Before Provision for Income Taxes. Income before provision for income taxes for the fiscal year ended December 31, 1999 was $1,149,201, an increase of 13% over fiscal year 1998.

        Interest Expense. Interest expense was $90,632 in the fiscal year ended December 31, 1999, a decrease of 49% over fiscal year 1998. This decrease was due primarily to reduced debt associated with the funding of the initial public offering.

        Income Taxes. The Company has provided for taxes of $499,000 for fiscal year 1999. The effective tax rates for fiscal year 1999 and 1998 were 43.4% and 43.8%, respectively.

        Net Income. Net income for the fiscal year ended December 31, 1999 was $650,201, an increase of 14% over fiscal year 1998. The increase in net income was primarily due to the acquisition and internal growth referenced above.

Liquidity and Capital Resources

        During the fiscal year ended December 31, 1999, our net cash used in operating activities was $68,019, a decrease of 115% over fiscal year 1998 primarily due to the payment of federal and state taxes in the second and third quarter of 1999.

        In the third quarter of 1999, we entered into a $4,000,000 revolving working capital line of credit facility as part of its ongoing efforts to ensure appropriate levels of liquidity. As of December 31, 1999, this working capital line of credit was unused and available for future use.

        In the third quarter of 1999, we entered into a $200,000 capital purchase line of credit facility. This line of credit is used for equipment purchases of the company and at the end of one year this facility will convert to a five year term loan. As of December 31, 1999, this capital purchases line of credit had an outstanding balance of $63,641.

        In the third quarter of 1999 we entered into a $350,000 term loan facility to refinance existing equipment debt. As of December 31, 1999, this term loan facility was unused and available for future use.

        All of these credit facilities are secured with the assets of our company and our subsidiaries and bear interest at the variable prime rate.

        We are currently using approximately $2 million of the proceeds from our initial public offering to fund acquisitions. Additionally, we intend to make acquisitions through other financing mechanisms such as notes and other instruments.

        Although it is not our intention to use significant amounts of U.S. Laboratories Inc. stock as consideration while making acquisitions, from time to time it may be necessary to do so. During 2000, we intend to actively continue our search for acquisitions in order to expand our geographical representation and enhance our technical capabilities.

Year 2000 Compliance

        We believe that the software packages we currently use and expect to use, and those used by our vendors prior to the year 2000, are Year 2000 compliant. We do not expect the financial impact of required modifications to this software will be material to our financial position, cash flows, or results of operations.

Inflation

        Inflation does not currently affect our operations, and we do not expect inflation to affect them in the foreseeable future.

Seasonal Factors

        Due primarily to more holidays and inclement weather conditions, our operating results during January, February, and December are generally lower in comparison to other months. Because all field and most lab personnel are paid on an hourly basis, we can reduce expenses for direct labor as the workload decreases. Historically enough work exists during the slow months to retain the hourly work force at reduced levels until volume increases after the winter months.

Backlog

        As of December 31, 1999, our backlog has reached approximately $11 million. This figure has increased approximately 36% or $2.9 million from $8.1 million at December 31, 1998.

        New contract awards to our strategically located subsidiaries in the northeast, southeast and southwest regions of the United States are combined in the total backlog.

        The following major new contracts cover projects from all the subsidiary regions.

        o     The Philadelphia Eagles Football Team's new practice facility
        o     The Dolphin Mall,  retail and  entertainment  complex near Miami
              Airport
        o     Deguardiola  Development Ventures Abacoa Town Center in Jupiter,
              Florida
        o The Ocean Spray Distribution Center and various projects for Boyd Gaming in Las Vegas, Nevada
        o The Del Mar Marriott, Sea World Attraction 2000 and Hollywood Water Quality Improvement Project in California

                             Risks and Uncertainties

Potential Limited  Growth of U.S.  Labs due to our  Inability  to  Identify  and
        Acquire Companies that will Expand or Complement our Business

        One of our primary strategies is to pursue the acquisition of other companies or assets that either complement or expand our existing business. We cannot predict the likelihood of a material acquisition being completed in the future. If we cannot identify and complete acquisitions in the future, this may have an adverse affect on our future operations and financial results.

We may not Profitably Manage Additional Companies or Successfully Integrate Them into our Operations

        Although we have successfully completed several acquisitions, there can be no assurance that we will profitably manage additional companies or successfully integrate these additional companies into our operations. Acquisitions may involve a number of special risks, including adverse effects on our reported operating results, substantial burdens on our management resources and financial controls, dependence on retention and hiring of key personnel, risks associated with unanticipated problems or legal liabilities, and amortization of acquired intangible assets, some or all of which could have a material adverse effect on our operations and financial performance.

Potential  Professional  Liability  for  Structural  Failure,  Property  Damage,
        Personal Injury, or Economic Loss may Substantially Exceed the Fees Derived from our Engineering Services

        Due to the nature of our engineering advisory services, we are exposed to a risk of professional liability for structural failure, property damage, personal injury, or economic loss that may substantially exceed the fees derived from these services. We maintain various insurance policies that cover these risks. Because customers may require that we maintain liability insurance, the possible future unavailability of this insurance could adversely affect our ability to compete effectively.

Potential Adverse Effect on our Business if we Fix Prices that are too Low for Fixed-Price Contracts or we Fail to Correctly Estimate Resources Required for Fixed-Price Contracts

        If we fail to accurately estimate the resources required for a fixed-price project or fail to complete our contractual obligations in a manner consistent with the project plan upon which its fixed-price contract was based then our results of operations, and business and financial condition, could be adversely affected. For example, we may establish a price before the design specifications are finalized, which could result in a fixed price that turns out to be too low and therefore adversely affects our business and financial condition.

We may have to Revise  Plans  During the  Course of a Project  that will Cost us
        Time and Resources and may Adversely Affect our Profitability

        We may be required to commit unanticipated additional resources to complete certain projects, which may negatively affect the profitability generated on such projects. We may have to revise project plans during the project or change project managers to ensure projects are completed on schedule. Failure to anticipate these needs could have a material adverse effect on our business, financial condition, and results of operations.

Dependence  of U.S.  Labs on a Limited  Number of Key  Personnel  to Manage  our
        Company in a way that Provides Profitability and Continued Growth

        We depend on the efforts and abilities of our senior management, particularly those of Dickerson Wright and the key officers at our subsidiaries, to manage our company in a way that provides profitability and continued growth. The loss of any of these key officers could have a material adverse affect on our business.

Our Revenues and Profits are Subject to Seasonal Fluctuations

        Due primarily to more holidays and inclement weather conditions, our operating results during January, February, and December are generally lower in comparison to other months. This means that our revenues and profits in the quarters ending December 31 and March 31 may be lower than in our other quarters.

Potential  Adverse  Effect  on  our  Business  if  Additional  Financing  is not
        Available to Finance Acquisitions or Internal Growth

        We believe that there will be adequate funds available from the net proceeds of the offering and from our operating cash to fund our business operations and obligations at least through the next twelve months. If additional funds are not available when we need them, your investment may be adversely affected because we will not be able to grow through acquisitions or internal operations. Either of these situations may adversely affect our financial results and therefore cause the trading price of our common stock and warrants to decrease. Note, however, that we may be able to issue additional securities or borrow from banks to obtain funds. If we issue additional shares of our common stock, you will suffer a dilutive effect on your percentage ownership.

Special Note Regarding Forward-Looking Statements

        We are a growth company, and as a result, a substantial number of statements contained in this prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, those discussed under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," as well as elsewhere in this annual report. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Our company disclaims any obligation to update any factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
U.S. Laboratories Inc.
San Diego, California


We have audited the accompanying consolidated balance sheet of U.S. Laboratories Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1999. These financial statements are the responsibility of our company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Laboratories Inc. and subsidiaries as of December 31, 1999, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California

February 23, 2000

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 1999

--------------------------------------------------------------------------------

                                     ASSETS

Current assets
    Cash and cash equivalents                                     $   1,217,527
    Accounts receivable, net of allowance
        for doubtful accounts
        of $209,956                                                   4,783,095
    Work-in-process                                                     329,899
    Prepaid expenses and other current assets                            85,147
    Current portion of notes receivable - related party                  46,905
                                                                   ------------
           Total current assets                                       6,462,573

Notes receivable - related party, net of current portion                 93,809
Furniture and equipment, net of accumulated depreciation
    and amortization of $1,077,836                                    1,102,149
Excess cost over fair value of net assets acquired,
    net of accumulated
    amortization of $575,420                                          1,629,826
Other assets                                                            303,420
                                                                   ------------
               Total assets                                       $   9,591,777
                                                                   ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEET
                                                               December 31, 1999

--------------------------------------------------------------------------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Line of credit                                              $      63,641
    Current portion of long-term debt                                 132,750
    Capitalized lease obligations                                       4,966
    Current portion of notes payable                                  157,325
    Accounts payable                                                  736,540
    Accrued payroll and payroll taxes                                 308,757
    Deferred income tax                                               306,203
    Income tax payable                                                777,434
                                                                   ----------

        Total current liabilities                                   2,487,616

Long-term debt, net of current portion                                283,173
Notes payable, net of current portion                                 225,000
                                                                   ----------
           Total liabilities                                        2,995,789
                                                                   ----------
Commitments and contingencies

Stockholders' equity
    Preferred stock, $0.01 par value
        5,000,000 shares authorized
        none issued and outstanding                                         -
    Common stock, $0.01 par value
        50,000,000 shares authorized
        3,200,000 shares issued and outstanding                        32,000
    Treasury stock, at cost                                          (114,088)
    Additional paid-in capital                                      5,188,442
    Retained earnings                                               1,489,634
                                                                   ----------
           Total stockholders' equity                               6,595,988
                                                                   ----------
               Total liabilities and stockholders' equity       $   9,591,777
                                                                   ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF INCOME
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------

                                                    1999            1998

Revenue                                         $ 16,397,060    $ 11,879,948

Cost of goods sold                                 8,242,875       6,641,110
                                                 -----------      ----------
Gross profit                                       8,154,185       5,238,838

Selling, general, and administrative expenses      7,047,988       4,100,510
                                                 -----------      ----------
Income from operations                             1,106,197       1,138,328
                                                 -----------      ----------
Other income (expense)
    Interest expense                                 (90,632)       (177,231)
    Interest income                                   97,720           9,252
    Other income                                      32,752          27,795
    Gain on sale of furniture and equipment            3,164           4,094
    Rental income                                       --            12,640
                                                 -----------      ----------
        Total other income (expense)                  43,004        (123,450)
                                                 -----------      ----------
Income before provision for income taxes           1,149,201       1,014,878

Provision for income taxes                           499,000         444,857
                                                 -----------      ----------
Net income                                      $    650,201    $    570,021
                                                 ===========      ==========
Basic income per share                          $       0.21    $       0.26
                                                 ===========      ==========
Diluted income per share                        $       0.21    $       0.26
                                                 ===========      ==========
Weighted-average shares outstanding                3,062,810       2,200,000
                                                 ===========      ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                                             U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                                    For the Years Ended December 31,

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Additional
                                                      Common Stock          Treasury        Paid-In        Retained
                                                   Shares       Amount       Stock          Capital        Earnings         Total

Balance, December 31, 1997                       1,709,858   $    17,099   $      --      $   380,901    $   269,412   $   667,412

Issuance of common stock in exchange for
  shares held by minority interest holders         490,142         4,901          --          589,351           --         594,252

Net income                                            --            --            --             --          570,021       570,021
                                                 ---------     ---------     ---------     ----------     ----------     ---------
Balance, December 31, 1998                       2,200,000        22,000          --          970,252        839,433     1,831,685

Issuance of common stock in connection with
  initial public offering                        1,000,000        10,000          --        5,990,000           --       6,000,000

Offering costs                                        --            --            --       (1,767,053)          --      (1,767,053)

Purchase of 60,000 shares of treasury stock,
  at cost                                             --            --        (201,927)          --             --        (201,927)

Issuance of 26,065 shares of treasury stock
  to employees                                        --            --          87,839         (4,757)          --          83,082

Net income                                            --            --            --             --          650,201       650,201
                                                 ---------     ---------     ---------     ----------     ----------     ---------
    Balance, December 31, 1999                   3,200,000   $    32,000   $  (114,088)   $ 5,188,442    $ 1,489,634   $ 6,595,988
                                                 =========     =========     =========     ==========     ==========     =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                For the Years Ended December 31,

--------------------------------------------------------------------------------
                                                            1999            1998
Cash flows from operating activities
    Net income                                         $   650,201    $   570,021
    Adjustments to reconcile net income to net cash
        provided by operating activities
           Amortization                                    132,939        110,754
           Depreciation                                    325,441        215,660
           Deferred income tax                            (177,432)       444,857
           Gain on sale of furniture and equipment           3,164          4,094
           Reissuance of treasury stock                     83,082           --
    (Increase) decrease in
        Accounts receivable                             (1,011,045)    (1,065,457)
        Work-in-process                                    (75,117)       (73,010)
        Prepaid expenses and other current assets          (34,435)        31,797
        Other assets                                       (85,436)       (63,573)
    Increase (decrease) in
        Accounts payable                                    76,255        267,698
        Accrued payroll and payroll taxes                   79,297         34,817
        Other accrued expenses                              (9,688)       (30,085)
        Income tax payable                                 (25,245)          --
                                                        ----------      ---------
               Net cash provided by (used in)
                operating activities                       (68,019)       447,573
                                                        ----------      ---------
Cash flows from investing activities
    Purchase of furniture and equipment                   (357,614)      (200,353)
    Note receivable - related party                       (140,714)          --
    Investment in Wyman Enterprises, Inc.,
      net of cash acquired                                    --         (296,729)
    Investment in Professional Services
      Industries, Inc.                                        --          (13,900)
    Investment in Jupiter, Division of Fraser
      Engineering & Testing, Inc.                             --          (35,000)
                                                        ----------      ---------

               Net cash used in investing activities      (498,328)      (545,982)
                                                        ----------      ---------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                 U.S. LABORATORIES INC. AND SUBSIDIARIES
                                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        For the Years Ended December 31,

----------------------------------------------------------------------------------------
                                                                 1999            1998
Cash flows from financing activities
    Increase (decrease) in book overdraft                     $  (125,635)   $   116,245
    Line of credit, net                                          (634,103)        15,907
    Due to stockholders, net                                      (81,461)      (502,820)
    Payments on long-term debt                                   (149,431)      (115,507)
    Payments on capitalized lease obligations                     (13,112)        (9,021)
    Deferred offering costs                                       552,738       (552,738)
    Increase in notes payable                                      20,000      1,230,000
    Payments on notes payable                                  (1,937,924)          --
    Due from Wyman Testing Laboratories, Inc.                        --          (56,007)
    Purchase of treasury stock                                   (201,927)          --
    Proceeds from public offering of common stock               6,000,000           --
    Offering costs                                             (1,767,053)          --
                                                              -----------    -----------
               Net cash provided by financing activities        1,662,092        126,059
                                                              -----------    -----------
                  Net increase in cash and cash equivalents     1,095,745         27,650

Cash and cash equivalents, beginning of year                      121,782         94,132
                                                              -----------    -----------
Cash and cash equivalents, end of year                        $ 1,217,527    $   121,782
                                                              ===========    ===========

Supplemental disclosures of cash flow information

    Interest paid                                             $    90,632    $   177,231
                                                              ===========    ===========
    Income taxes paid                                         $   598,482    $     2,064
                                                              ===========    ===========


Supplemental  schedule of non-cash investing and financing activities
During the years ended December 31, 1999 and 1998, the Company acquired an automobile and trucks of $172,534 and $225,897, respectively, under note payable agreements.

On January 1, 1998,  the Company  issued  490,142  shares of its common stock to minority interest holders in exchange for all of their shares in the subsidiaries. In connection with the purchase, the Company recorded additional goodwill of $194,924.


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999

NOTE 1 - ORGANIZATION AND BUSINESS

     U.S. Laboratories Inc. and subsidiaries (collectively, the "Company") offers engineering and design services, project management, construction quality control, structural engineering and design, environmental engineering and inspection, and testing. The Company has facilities in California, Nevada, New Jersey, and Florida and grants credit to customers in those states.

     Acquisitions
     In January 1998, the Company purchased all of the shares held by minority stockholders in its subsidiaries for $533,052. The Company issued an aggregate of 439,664 shares of common stock in exchange for the purchase price. The shares were valued using a method similar to previous Company acquisitions. The Company recorded $194,924 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years.

     On March 25, 1998, Wyman Testing Laboratories, Inc. ("Wyman"), a majority-owned subsidiary of U.S. Laboratories Inc., acquired certain assets and liabilities of Wyman Enterprises, Inc. The purchase price for the assets was $830,620. The purchase price was paid as follows: (i) $300,000 cash paid upon the closing, (ii) $468,993 notes payable issued to the stockholders of Wyman Enterprises, Inc., and (iii) 50,478 shares of U.S. Laboratories Inc.'s common stock issued to a stockholder of Wyman Enterprises, Inc. valued at $61,200, using a method similar to previous company acquisitions. Wyman recorded $511,200 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over fifteen years. For financial statement purposes, the acquisition occurred on March 31, 1998.

     The assets acquired were as follows:

          Cash                                       $      22,690
          Accounts receivable                              577,681
          Prepaids                                          29,985
          Furniture and equipment                           96,952
          Goodwill                                         511,200
          Liabilities                                     (407,888)
                                                     -------------

             Total                                   $     830,620
                                                     =============

     In April 1999, the Company agreed to give Wyman Enterprises, Inc. an additional $31,007 relating to the purchase price and $71,904 of accounts receivable. Upon this agreement, the Company recorded additional goodwill of $102,911.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 1 - ORGANIZATION AND BUSINESS (Continued)

     Acquisitions (continued)
     In May 1998, Wyman merged into San Diego Testing Engineers, Inc., a majority-owned subsidiary of the Company, which is the surviving corporation. Each share of Wyman was converted into one-half share of the surviving corporation.

     In May 1998, the Company acquired certain equipment of Professional Services Industries, Inc. ("PSI") for a purchase price of $13,900, which has been paid.

     In May 1998, the Company acquired certain equipment of Jupiter, Division of Fraser Engineering & Testing, Inc. ("Jupiter") for a purchase price of $35,000, which has been paid.

     In May 1999, the Company acquired substantially all of the assets and contractual rights of Buena Engineers, Inc. ("Buena") for a purchase price of $318,834, plus the assumption of certain liabilities, which has been paid. The Company recorded $21,595 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over 15 years. The assets acquired were as follows:

          Accounts receivable                        $     305,785
          Furniture and equipment                           16,823
          Goodwill                                          21,595
          Liabilities                                      (25,369)
                                                     -------------

             Total                                   $     318,834
                                                     =============

     In October 1999, the Company acquired substantially all of the assets and contractual rights of Advanced Geo-materials Services, Inc. ("AGS") for the purchase price of $257,325 in cash and 20,000 shares of common stock issued in March 2000, plus the assumption of the assumed liabilities. The purchase price will be paid as follows: (i) $100,000 cash paid upon the closing,
     (ii) $100,000 note payable, which shall not bear interest and the principal of which shall be payable in equal installments of $50,000 on the first and second anniversary dates of the closing date, and (iii) an additional $7,325 by December 31, 2000.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 1 - ORGANIZATION AND BUSINESS (Continued)

     Acquisitions (continued)
     There are contingent payments as follows: (i) the buyer will hold back cash in the amount of $25,000 until April 1, 2000, with payment contingent upon the seller maintaining a minimum net asset value of $100,000, and if the value falls below the minimum, the contingent payment will be reduced accordingly. Should the net asset value exceed the minimum as reconciled back to the date of closing, then the seller and buyer shall share the overage based on the seller receiving a 25% share and the buyer receiving a 75% share, (ii) the buyer will hold back additional cash of $25,000 until January 15, 2001, with payment contingent upon the buyer's net revenues, exceeding $1,500,000, for the 12 months ending December 31, 2000. The Company recorded $103,743 in excess of cost over fair value of net assets acquired which is being amortized on a straight-line basis over 20 years. The assets acquired were as follows:

          Accounts receivable                        $     175,912
          Furniture and equipment                          135,724
          Prepaid expenses                                   5,110
          Goodwill                                         103,743
          Liabilities                                     (163,164)
                                                     -------------

             Total                                   $     257,325
                                                     =============

     On November 30, 1999, the Company entered into a stock purchase agreement with a related party to purchase all of the issued and outstanding shares of capital stock of The Building Department, Inc. ("BDI") for a purchase price of $30,000 in cash, which has been paid. An additional amount up to $50,000 will be paid at a later date to be determined after December 31, 1999.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation
     The  consolidated   financial  statements  include  the  accounts  of  U.S.
     Laboratories Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents
     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Book overdraft represents the bank balance at period end, plus deposits in transit, less outstanding checks.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Furniture and Equipment

     Furniture and equipment, including equipment under capital leases, are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives as follows:

          Automobile and trucks                      3 to 5 years
          Furniture and fixtures                     5 to 7 years
          Office hardware and software                    5 years
          Machinery and equipment                    5 to 7 years
          Leasehold improvements                          5 years

     Maintenance,   repairs,  and  minor  renewals  are  expensed  as  incurred.
     Expenditures for additions and major improvements are capitalized. Gains and losses on disposals are included in the statements of operations.

     Intangibles
     Intangibles consist of goodwill which is being amortized over either a 15- or 20-year period. The Company continually evaluates whether events or circumstances have occurred that indicate the remaining estimated value of goodwill may not be recoverable. When factors indicate that the value of goodwill may be impaired, the Company estimates the remaining value and reduces the goodwill to that amount.

     Revenue Recognition
     Revenue from services performed, including fixed-price and unit-price contracts, is recorded as earned over the lives of the contract. Revenue from services is recognized when services have been performed and accepted. At the time a loss or a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. The Company has not experienced any material losses on these contracts.

     Advertising
     The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 1999 and 1998 were $65,214 and $42,882, respectively.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Stock Split
     Effective May 30, 1998, the Company effected a 20,324-for-one stock split and on November 9, 1998, effected a one-for-0.8413 reverse stock split. The options and warrants to acquire common stock were unaffected by the reverse stock split. All share and per share data have been retroactively restated to reflect the stock split.

     Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments
     For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and other accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term debt and capital lease obligations also approximate fair value because current interest rates and terms offered to the Company for similar long-term debt and capital lease obligations are substantially the same.

     Concentrations of Risk
     The Company sells products and provides contract services to construction companies, developers, and public and private industries, primarily in California, Nevada, New Jersey, and Florida. It also extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Net Income Per Share
     Basic earnings per share is computed by dividing net income to common stockholders by the weighted-average number of common shares outstanding.

     Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

     Comprehensive Income
     The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

     Recently Issued Accounting Pronouncements
     In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust that Raises or Holds Contributions for Others." This statement is not applicable to the Company.

     In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities." The Company does not expect adoption of SFAS No. 137 to have a material impact, if any, on its financial position or results of operations.


NOTE 3 - CASH AND CASH EQUIVALENTS

     The Company maintains cash deposits at banks located in California, Nevada, Florida, and New Jersey. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 1999, uninsured portions of balances held at banks aggregated to $1,079,135. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment at December 31, 1999 consisted of the following:

          Automobile and trucks                      $     963,259
          Furniture and fixtures                           319,136
          Office hardware and software                     168,735
          Machinery and equipment                          596,337
          Leasehold improvements                           132,518
                                                     -------------
                                                         2,179,985
          Less accumulated depreciation
            and amortization                             1,077,836

             Total                                   $   1,102,149
                                                     =============

     Depreciation and amortization expense for the years ended December 31, 1999 and 1998 was $325,441 and $215,660, respectively.


NOTE 5 - LINES OF CREDIT

     In September 1999, the Company entered into a $200,000 non-revolving line of credit with a bank, which expires on July 31, 2000. Interest is payable on a monthly basis at the bank's reference rate (8.5% at December 31, 1999). The line is used only for financing capital additions. On August 31, 2000, the line of credit will convert to a five-year term loan, and the remaining principal balance will be paid in 60 equal monthly installments, commencing August 31, 2000. The line is collateralized by a majority of the Company's assets. The outstanding balance at December 31, 1999 was $63,641.

     In September 1999, the Company entered into a $4,000,000 line of credit with a bank, which expires on July 31, 2001. The line is to be used only for financing working capital. The borrowing base is the lesser of (i) $4,000,000 or (ii) 80% of the balance on acceptable accounts receivable and up to $400,000 in work-in-process. The line is secured by the assets of the Company and bears interest at the bank's reference rate, which is payable on a monthly basis. At December 31, 1999, the line was unused.

     In September 1999, the Company entered into a $350,000 term loan with a bank. The term loan is to be used only for refinancing existing equipment. The loan is available in one disbursement from the bank on the date of the agreement. The principal balance is due in 36 equal monthly installments of $9,722, commencing August 31, 1999. The term loan is secured by the assets of the Company and bears interest at the bank's reference rate. At December 31, 1999, the term loan was unused.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 5 - LINES OF CREDIT (Continued)

     The  credit  agreements   provide  for  the  Company  to  maintain  certain
     covenants. At December 31, 1999, the Company was in compliance with all of the reporting covenants.


NOTE 6 - LONG-TERM DEBT

     Long-term debt at December 31, 1999 consisted of the following:

        Notes payable to various motor credit
           corporations, collateralized by
           applicable equipment.  The notes
           are currently due in aggregate
           monthly payments of $17,100,
           including interest from 7.75% to
           13.5% per annum.                          $     415,923

               Less current portion                        132,750
                                                     -------------

                      Long-term portion              $     283,173
                                                     =============

     The following is a schedule by years of future maturities of long-term debt:

          Year Ending
          December 31,

             2000                                    $     132,750
             2001                                          132,565
             2002                                          104,325
             2003                                           37,426
             2004                                            8,857
                                                     -------------

                 Total                               $     415,923
                                                     =============


NOTE 7 - NOTES PAYABLE

     Notes payable consisted of the following at December 31, 1999.

        Note payable to stockholder of Wyman
           Enterprises, Inc. in connection
           with the acquisition.  The remaining
           amount is to be paid in three annual
           installments of $37,500 on March 25,
           2000, 2001, and 2002.                     $     112,500



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 7 - NOTES PAYABLE (Continued)

        Note payable to stockholder of Wyman
           Enterprises, Inc. in connection with
           the acquisition.  The remaining
           amount is to be paid in three annual
           installments of $37,500 on March 25,
           2000, 2001, and 2002.                     $     112,500

        Note payable to stockholders of AGS
           in connection with the acquisition.
           The  amount  is to be  paid  in two
           annual   installments  of  $50,000,
           commencing  October  15,  2000.  An
           additional  $25,000  will  be  held
           until  April 1, 2000  with  payment
           contingent    upon    the    seller
           maintaining   a  minimum  net  book
           asset of  $100,000.  An  additional
           $25,000  will  be held  back  until
           January  15,   2001  with   payment
           contingent  upon  the  buyer's  net
           revenues  exceeding  $1,500,000 for
           the 12 months  ending  December 31,
           2000. An  additional  $7,325 is due
           by December 31, 2000.                           157,325
                                                     -------------
                                                           382,325

          Less current portion                             157,325

                 Long-term portion                   $     225,000
                                                     =============

     The following is a schedule by years of future maturities of notes payable:

           Year Ending
          December 31,

             2000                                    $     157,325
             2001                                          150,000
             2002                                           75,000
                                                     -------------

                 Total                               $     382,325
                                                     =============


NOTE 8 - RELATED PARTY TRANSACTIONS

     Notes Payable - Related Party
     At December 31, 1999, the Company had amounts due from the majority stockholder of $140,714. The amounts are non-interest bearing and are payable in three equal annual installments.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 8 - RELATED PARTY TRANSACTIONS (Continued)

     Stockholder Management Fees
     During the year ended December 31, 1998, the Company expensed $92,052 in management fees to a stockholder. The management fees are based upon 5% of net sales of a subsidiary and have been discontinued effective January 1, 1999.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

     Leases
     The Company has entered into non-cancelable operating leases for its corporate offices and facilities in California, New Jersey, Nevada, and Florida. The Company has the option to extend certain leases.

     Future minimum rental commitments under lease agreements with initial or remaining terms of one year or more at December 31, 1999 are as follows:

          Year Ending
          December 31,

             2000                                    $     331,000
             2001                                          230,000
             2002                                          166,000
             2003                                           39,000
                                                     -------------

                 Total                               $     766,000
                                                     =============

     Rent expense was $375,614 and $301,598 for the years ended December 31, 1999 and 1998, respectively.

     Employment Agreements
     During the years ended December 31, 1999 and 1998, the Company entered into three-year employment agreements with certain key employees of the Company. The agreements require aggregate monthly payments of $84,167.

     Bonuses
     During the year ended December 31, 1999, the Company awarded bonuses to various employees in the form of cash and common stock valued at $17,900 and $83,082, respectively. The Company further awarded a key employee a bonus based upon the Company's performance. As of December 31, 1999, accrued bonuses amounted to $25,000.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 9 - COMMITMENTS AND CONTINGENCIES (Continued)

     Severance
     In March 1999, an officer of the Company resigned his position and was given a severance package equal to 50% of his base salary. Included in accounts payable at December 31, 1999 is $24,000 related to this obligation.


NOTE 10 - PROFIT SHARING PLAN

     The Company has a voluntary profit sharing plan which covers substantially all eligible full-time employees who meet the plan requirements. Annual employer contributions are based on a years of service vesting schedule. Employer contributions for the years ended December 31, 1999 and 1998 were $50,072 and $19,525, respectively.


NOTE 11 - INCOME TAXES

     A reconciliation of the expected income tax computed using the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31 is as follows:

                                                         1999        1998
                                                         ----        ----

          Income tax computed at federal
            statutory tax rate                            34.0%       34.0%
          State taxes, net of federal benefit              5.2         5.6
          Non-deductible goodwill amortization
            and other                                      4.2         4.2
                                                       -------     -------

             Total                                        43.4%       43.8%
                                                       =======     =======

     Significant components of the Company's deferred tax assets and liabilities for income taxes for the year ended December 31, 1999 consisted of the following:

          Deferred tax assets
             State taxes                             $      67,561
                                                     -------------
          Deferred tax liabilities
             Change in accounting
               method - cash to accrual                    363,857
             Depreciation                                    9,907
                                                     -------------

                                                           373,764

                 Net deferred tax liability          $     306,203
                                                     =============



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 11 - INCOME TAXES (Continued)

     The components of the income tax provision (benefit) for the years ended December 31 are as follows:

                                                         1999           1998
                                                     ----------      ---------

          Current
             Federal                                 $  589,000      $       -
             State                                      124,998            800
                                                     ----------      ---------

                                                        713,998            800
                                                     ----------      ---------

          Deferred
             Federal                                   (182,048)       357,000
             State                                      (32,950)        87,057
                                                     ----------      ---------

                                                       (214,998)       444,057

                 Total                               $  499,000      $ 444,857
                                                     ==========      =========


NOTE 12 - STOCKHOLDERS' EQUITY

     Initial Public Offering ("IPO")
     On February 23, 1999, the Company completed an IPO to offer up to $6,000,000 worth of shares of common stock consisting of 1,000,000 units at $6 per share. Each unit consisted of one share of common stock and one redeemable warrant to purchase one share of common stock at an exercise price of $7.80. The Company generated $4,232,947, net of offering costs.

     Treasury Stock
     On November 2, 1999, the Company's Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to 100,000 shares of common stock from time to time in connection with employee benefit programs and other corporate purposes.

     As of December 31, 1999, 60,000 shares of the 100,000 authorized shares have been repurchased at a total cost of $201,927. As of December 31, 1999, 26,065 of these shares have been issued to various employees in lieu of bonuses valued at $83,082.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 12 - STOCKHOLDERS' EQUITY (Continued)

     Stock Option Plan
     In July 1998, the Board of Directors adopted and approved the 1998 Stock Option Plan (the "Option Plan") under which a total of 500,000 shares of common stock have been reserved for issuance. In June 1999, the Company's Board of Directors approved an amendment to the Option Plan to increase the authorized number of shares of common stock to 810,000. Options under this plan may be granted to employees, officers, directors, and consultants of the Company. The exercise price of the options is determined by the Board of Directors, but the exercise price may not be less than 100% of the fair market value on the date of grant. Options vest over periods not to exceed five years. In July 1998, the Company had 395,000 stock options outstanding at exercise prices which range from $5 to $5.50 per share, of which 238,632 stock options were exercisable.

     In November 1998, the Company cancelled all of its outstanding options, and the Board of Directors approved a grant of 395,000 stock options at exercise prices which range from $6 to $6.60 per share, of which 238,632 stock options were exercisable.

     The Company has adopted only the disclosure provisions of SFAS No. 123. It applies Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for restricted stock and options/warrants issued to outside third parties. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 1999 and 1998:

                                                        1999           1998
                                                     ---------      ---------
          Net income
             As reported                             $ 650,201      $ 570,021
             Pro forma                               $ 389,887      $  25,455
          Basic earnings per common share
             As reported                             $    0.21      $    0.26
             Pro forma                               $    0.13      $    0.01



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 12 - STOCKHOLDERS' EQUITY (Continued)

     Stock Option Plan (Continued)
     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 1999 and 1998: dividend yields of 0% and 0%, respectively; expected volatility of 55% and 0%, respectively; risk-free interest rates of 6.3% and 4.3%, respectively; and expected lives of four and three years, respectively. The weighted-average fair value of options granted during the years ended December 31, 1999 and 1998 for which the exercise price equals the market price on the grant date was $1.13 and $4.16, respectively, and the weighted-average exercise price was $6 and $6, respectively. The weighted-average fair value of options granted during the years ended December 31, 1999 and 1998 for which the exercise price was greater than the market price on the grant date was $1.13 and $4.07, respectively, and the weighted-average exercise price was $6 and $6.60, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The following summarizes the stock option transactions under the stock option plan:


                                                                      Weighted-
                                                        Stock          Average
                                                       Options        Exercise
                                                     Outstanding        Price
                                                     -----------      ---------

          Balance, December 31, 1997                          -       $      -
          Granted                                       395,000       $   6.22
                                                     ----------

          Balance, December 31, 1998                    395,000       $   6.22
          Granted                                       152,500       $   6.00
          Cancelled                                      (7,000)      $   6.00
                                                     ----------

             Balance, December 31, 1999                 540,500       $   6.16
                                                     ==========

             Exercisable, December 31, 1999             349,402       $   6.13
                                                     ==========



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 12 - STOCKHOLDERS' EQUITY (Continued)

     Stock Option Plan (Continued)
     The weighted-average remaining contractual life of the options is 3.92 years at December 31, 1999.


NOTE 13 - WARRANTS

     In July 1998, the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $5 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12 or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.

     In November 1998, the Company cancelled all of its outstanding warrants, and the Board of Directors approved the grant of 150,000 stock warrants to certain employees of the Company. The warrants entitle the holder to purchase Company common stock at a price of $6 per share. The warrants are exercisable the earlier of (i) the date on which the closing price of a share of the Company's common stock as reported on the NASDAQ Small-Cap Market is greater than $12; or (ii) the date on which the audited consolidated earnings for the fiscal year ending December 31, 1998, or any fiscal year thereafter, are at least twice the base period earnings of $841,041. The warrants expire upon termination or November 9, 2003.

     On February 23, 1999, the Company entered into an underwriter warrant agreement in correlation with the Company's IPO to issue warrants to purchase 100,000 units at an initial exercise price of $9.60 per unit. The warrants may be exercised at any time from February 23, 2000 until February 23, 2004, the expiration date. The units consist of one fully-paid and non-assessable share of common stock and one warrant to purchase one share of common stock.

     In March 1999, the Company granted warrants to purchase 120,000 shares of common stock at an exercise price of $3.88 per share to an investment relations firm. 70,000 warrants vest immediately, and 50,000 warrants vest on the earlier of (i) the date on which the closing price of a share of stock as reported on the NASDAQ Small-Cap Market is at least $7 for three consecutive trading days or (ii) the date on which the Company determines that the value of the services provided to the Company during the term of the agreement is sufficient to justify vesting. This warrant will expire and will not be exercisable on the date five years from the date of grant.



     The accompanying notes are an integral part of these consolidated financial statements.

                                         U.S. LABORATORIES INC. AND SUBSIDIARIES
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                            For the year ended December 31, 1999


NOTE 14 - YEAR 2000 ISSUE

     The Company has completed a comprehensive review of its computer systems to identify the systems that could be affected by ongoing Year 2000 problems. Upgrades to systems judged critical to business operations have been successfully installed. To date, no significant costs have been incurred in the Company's systems related to the Year 2000.

     Based on the review of the computer systems, management believes all action necessary to prevent significant additional problems has been taken. While the Company has taken steps to communicate with outside suppliers, it cannot guarantee that they have all taken the necessary steps to prevent any service interruption that may affect the Company.


NOTE 15 - SUBSEQUENT EVENTS

     In January 2000, the Company entered into a stock purchase agreement to purchase all the outstanding shares of BTC Laboratories, Inc. ("BTC") for a total purchase price of $1,200,000 payable for $500,000 in cash, which has been paid. The buyer will pay to stockholders cash equal to the collections of accounts receivable and work-in-process during the six months immediately following the closing date up to a maximum amount of $700,000.

     In January 2000, Buena Engineers, Inc., a majority-owned subsidiary of U.S. Laboratories, Inc., entered into an asset purchase agreement with Stewart Environmental, Inc. ("Stewart") to purchase substantially all of the assets for a purchase price of $60,000.

     In January 2000, San Diego Testing Engineers, Inc. entered into a asset purchase agreement to purchase substantially all the assets of SAGE Engineering, Inc. ("SAGE") for a total purchase price of $50,000 in cash and 15,000 shares of common stock.

     In February 2000, the Company entered into an asset purchase agreement with Intertek Technical Services, which will operate under the name Unitek Technical Services, Inc., for a total purchase price of $1,650,000 in cash which has been paid.



     The accompanying notes are an integral part of these consolidated financial statements.

                DIRECTORS AND OFFICERS OF U.S. LABORATORIES INC.



BOARD OF DIRECTORS:                                OFFICERS:


Dickerson Wright,  P.E.                            Dickerson Wright,  P.E.
Chairman of the Board                              Chief Executive Officer and
                                                     President


Gary H. Elzweig, P.E.                              Donald C. Alford
President                                          Executive Vice President and
Professional Engineering                             Secretary
  & Inspection Company, Inc.


Martin B. Lowenthal                                Mark Baron
President                                          Executive Vice President
U.S. Engineering Laboratories Inc.


Donald C. Alford                                   Gary H. Elzweig, P.E.
Executive Vice President and Secretary             Executive Vice President
U.S. Laboratories Inc.


Joseph  M. Wasilewski, CPA                         Martin B. Lowenthal
Chief Financial Officer                            Executive Vice President
U.S. Laboratories Inc.



Mark Baron                                         Joseph M. Wasilewski, CPA
President                                          Chief Financial Officer
San Diego Testing Engineers, Inc.


Thomas H. Chapman
Former President
San Diego Testing Engineers, Inc.


James L. McCumber
Chairman, Chief Executive Officer
  and Founder
McCumber Golf


Robert E. Petersen, CPA
President , Asset Management Group
Vice President, La Jolla Development Co.

                         General Shareholder Information




Administrative Office:                   Investor Relations:

U.S. Laboratories Inc.                   The Miller Group
7895 Convoy Court, Suite 18              4909 East McDowell Road
San Diego, California 92111              Phoenix, Arizona 85008
619-715-5800                             602-225-0504
619-715-5811 Facsimile                   602-225-9024 Facsimile

www.uslaboratories.com                   www.themillergroup.net


Legal Counsel:                           Independent Auditors:

Foley & Lardner                          Singer Lewak Greenbaum & Goldstein LLP
Attorneys at Law                         10960 Wilshire Blvd., Suite 1100
402 W. Broadway, 23rd Floor              Los Angeles, California 90024
San Diego, Californis 92101


Registrar and Transfer Agent:            Stock Exchange Listing:
                                         U.S. Laboratories Inc.'s common
North American Transfer Co.              stock is traded on the Nasdaq
147 W. Merrick Road                      under the symbol USLB.
Freeport, New York 11520


Annual Meeting:                          Investor Inquiries:
June 3, 2000, 10:30 a.m.                 Copies of the Company's 1999 Annual
Oyster Point Hotel, Marina               Report, Form 10-KSB and Exhibits are
  & Conference Center                    available free of charge upon request.
Bodman Place
Red Bank, New Jersey 07701
732-530-8200

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